

January 22, 2013

Via E-Mail

David W. Sass, Esq.
McLaughlin & Stern, LLP
260 Madison Avenue
New York, NY 10016

>   **Re: Birch Branch, Inc.**
>   **Amended Schedule 13E-3**
>   **Filed January 10, 2013 by Birch Branch Inc. et. al.**
>   **File No. 005-81624**
>
>   **Revised Preliminary Schedule 14C**
>   **Filed January 10, 2013**
>   **File No. 000-50936**

Dear Mr. Sass:

   We have reviewed your filings and have the following comments.

Revised Preliminary Information Statement

Cover Page

1.   We note your response to prior comment 3. Delete the sentence that states "The SEC may or not approve its 13E-3 Transaction Statement" and the subsequent clause "only if the SEC approves its Schedule 13E-3."

Fairness of the Transaction, page 4

2.   We reissue prior comment 4, which sought revised disclosure relating to each **filing person**, not the company's affiliates.

3.   Refer to prior comment 5. We note that while you added a sentence relating to the net book value and going concern value, you did not explain how those measures were considered in your fairness determination and the results of any related analysis. Please revise.

4.   We note the revisions made in response to prior comments 4-6. It is unclear the basis upon which the filing persons determined that the going private transaction is procedurally fair given that none of the parameters set forth in Item 1014(c)-(e)

of Regulation M-A were met and that you have not described any other efforts to achieve procedural fairness. Please revise.

5. We note your response to prior comment 9. The second sentence of the text that you presented in your response as having been provided in the preliminary information statement is not included in the information statement. Please advise.

Financial Information, page 11

6. We note your response to prior 10. Please provide the disclosure required by Item 1010(c) of Regulation M-A. See instruction 1 to Item 13 of Schedule 13E-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions